NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 17, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on July 3, 2017. Each purchase contract that is a component of a Corporate Unit, obligates the holder to purchase from Dominion Energy, Inc. 0.6272 shares of Dominion Energy, Inc. Common Stock per purchase contract, which is equal to $50 divided by the applicable market value of $79.7154, rounded to the nearest ten thousandth of a share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 3, 2017.